Exhibit 99.1

MERCURY PARENT, LLC

Consolidated Financial Statements

For the Period from October 19, 2016 to December 31, 2016

MERCURY PARENT, LLC

Independent Auditors’ Report

The Board of Directors

Mercury Parent, LLC:

We have audited the accompanying consolidated financial statements of Mercury Parent, LLC (the Company) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the periods from October 19, 2016 to December 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Parent, LLC and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in note 2 to the consolidated financial statements, effective October 19, 2016, Frazier Healthcare Partners acquired 53.2% of the equity interest in CCHN Group Holdings, Inc. and subsidiaries (predecessor entity) in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition.

/s/ KPMG LLP

Phoenix, Arizona

March 10, 2017

MERCURY PARENT, LLC

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except unit and per unit amounts)

December 31, 2016
ASSETS

Current assets:
Cash and cash equivalents	$5,308
Clinical assessment and other accounts receivable, net of allowances of $150	15,776
Income taxes receivable	810
Escrow deposits	3,632
Prepaid expenses and other current assets (includes related party of $812)	3,063
Total current assets	28,589

Property and equipment, net	11,183
Goodwill	351,381
Intangible assets, net	252,079
Other long-term assets	198
Total assets	$643,430

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
Accounts payable	$2,983
Accrued liabilities (includes related party of $396)	18,933
Other short-term liabilities	447
Current portion of long-term debt	3,428
Total current liabilities	25,791
Deferred tax liability, net	93,582
Other long-term liability	473
Long-term debt, net of current portion	187,293
Total liabilities	307,139

Commitments and contingencies

Members' equity:
Common units (351,600,000 units authorized, issued and outstanding, liquidity preference $1 per unit)	336,291
Series A units (39,066,667 units authorized, no units issued or outstanding, participate in dividends and distributions in excess of $1 per common unit)	-
Series B units (18,170,543 units authorized, no units issued or outstanding, participate in dividends and distributions in excess of $2 per common unit)	-
Series C units (14,777,249 units authorized, no units issued or outstanding, participate in dividends and distributions in excess of $3 per common unit)	-
Series D units (15,885,542 units authorized, no units issued or outstanding, participate in dividends and distributions in excess of $4 per common unit)	-
Total members' equity	336,291

Total liabilities and members' equity	$643,430

See accompanying notes to consolidated financial statements.

MERCURY PARENT, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

(amounts in thousands)

Period from October 19, 2016 to December 31, 2016

Net revenue	$41,635
Operating expenses:
Service expense	36,489
General and administrative	530
Depreciation and amortization	6,356
Loss on disposition of assets	5
Management fees	2,334
Total operating expenses	45,714

Income (loss) from operations	(4,079)
Interest expense	(2,949)
Income (loss) before taxes	(7,028)
Income tax benefit	2,828
Net income (loss)	$(4,200)

See accompanying notes to consolidated financial statements.

MERCURY PARENT, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

 (amounts in thousands)

	Common Units	Series A	Series B	Series C	Series D	Total Members' Equity
Recapitalization and issuance of members' equity, October 19, 2016	$340,084	$-	$-	$-	$-	$340,084
Net loss from October 19, 2016 to December 31, 2016	(4,200)	-	-	-	-	(4,200)
Stock-based compensation	407	-	-	-	-	407
Balance at December 31, 2016	$336,291	$-	$-	$-	$-	$336,291

See accompanying notes to consolidated financial statements.

MERCURY PARENT, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

Period from October 19, 2016 to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,200)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,356
Amortization of debt issuance costs	330
Change in deferred income taxes	(2,843)
Equity-based compensation	407
Provision for bad debts	218
Loss on disposal of property and equipment	5
Changes in operating assets and liabilities, net of effects of pushdown accounting:
Accounts receivable	7,327
Prepaid expenses and other current assets	(2,251)
Other long-term assets	3,559
Accounts payable, accrued liabilities and other liabilities	(4,573)
Income taxes payable	(810)
Net cash provided by operating activities	3,525

CASH FLOWS FROM INVESTING ACTIVITY
Purchases of property and equipment	(3,364)
Net cash used in investing activity	(3,364)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financing fees	(2,633)
Payment of contingent transaction expenses	(1,414)
Draw on term loan, net of original issue discount	193,024
Payments on term loan, net of issuance costs	(380,000)
Proceeds from issuance of members' equity	180,924
Return of capital to Providence	(5,172)
Net cash used in financing activities	(15,271)

NET DECREASE IN CASH	(15,110)
Cash, beginning of the period	20,418
Cash, end of the period	$5,308

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$3,737
Cash paid for income taxes	$147

See accompanying notes to consolidated financial statements.

MERCURY PARENT, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:      Organization and Nature of Operations

Nature of Operations

Mercury Parent, LLC, (“Mercury Parent” or, collectively with its subsidiaries and affiliates, the “Company”) is a Delaware limited liability company formed on October 19, 2016 as a holding company for CCHN Group Holdings, Inc. (“CCHN” and together with its subsidiaries, “Matrix”). Matrix is a national provider of in-home care optimization and care management solutions, including comprehensive health assessments (“CHAs”), to members of managed care organizations.

Through a national network of over 1,100 nurse practitioners, Matrix primarily generates revenue from CHAs, which obtain a health plan members’ information related to health status, social, environmental, and medication risks to help health plans improve the accuracy of such data and optimize care for the health plan member.

Description of Transaction

Prior to October 19, 2016, CCHN was wholly-owned by The Providence Service Corporation (“Providence”), a Delaware corporation. On October 19, 2016, affiliates of Frazier Healthcare Partners (“Buyer”) purchased a 53.2% equity interest in CCHN with Providence retaining a 46.8% equity interest. As a result of the transaction, Buyer gained control of CCHN. Concurrent with the transaction, Buyer and Providence exchanged their equity interests in CCHN for similar ownership in Mercury Parent, with CCHN becoming a wholly-owned subsidiary of Mercury Parent.

Basis of Presentation

As a result of the above transactions, Buyer applied the provisions of purchase accounting for business combinations. These financial statements represent those of the acquired entity. As such, the Company has elected to adopt pushdown accounting and reflect the use of the acquirer’s basis in the preparation of its financial statements beginning with the date of the change of control. References to “Successor” and “2016 Successor Period” refer to the Company on or after October 19, 2016 and the period from October 19, 2016 to December 31, 2016, respectively.

See Note 2 for further description of the transaction and the application of pushdown accounting.

Note 2: Change of Control Transaction

As indicated in Note 1, on October 19, 2016 (the “Close Date”), Buyer obtained control of the Company, and the Company has applied pushdown accounting effective as of the Close Date.

The following transactions occurred contemporaneously with closing:

Inflows:

●

Buyer funded $187.1 million of cash for its equity interest, including $180.6 million for its acquisition of a 53.2% interest of CCHN and $6.5 million for its pro rata share of the additional capital contribution made at closing

●	The Company received net debt proceeds of $193.0 million under a new lending arrangement

Outflows:

●	The Company repaid its existing debt plus interest of $381.2 million owed to Providence
●

The Company paid $13.3 million, consisting of $0.6 million of Providence related expenses, $1.5 million of expenses, which were contingent on the close of the transaction and thus not reflected as an expense in the predecessor or successor period, $2.7 million of prepaid expenses for management fees, $6.2 million of equity issuance costs, and $2.3 million of debt transaction costs

Fair Value of Consideration Transferred

The fair value of the consideration transferred was $180.9 million of proceeds (net of equity issuance costs) received for the units issued to Buyer, representing a 53.2% equity interest in the Company. The enterprise value of the Company as of the date of the transaction was $340.1 million and the fair value of the equity interest retained by Providence (46.8%) was determined to be $159.2 million.

Allocation of Consideration Transferred

The transaction has been accounted for by Buyer using the acquisition method of accounting as of the date of change of control. Acquisition method of accounting requires, among other things, that assets acquired and liabilities assumed be measured at their acquisition date fair values. The excess of the enterprise value over the net fair value of assets acquired and liabilities assumed was recorded as goodwill. Goodwill is not amortized, but is tested for impairment at least annually. The Company elected to pushdown the effects of the acquisition method as of the Close Date.

The Company allocated the enterprise value of $340.1 million to the estimated fair value of acquired assets (assumed liabilities) as follows (in millions):

Cash and cash equivalents	$6.0
Accounts receivable	23.3
Prepaid expenses and other current assets	5.1
Property and equipment	8.7
Intangible assets	257.6
Goodwill	351.4
Other long-term assets	3.8
Accounts payable	(0.3)
Accrued liabilities	(25.5)
Other short-term liabilities	(0.7)
Deferred tax liability	(96.4)
Other long-term liabilities	(2.2)
Long-term debt, net	(190.7)
$340.1

Intangible assets in the table above consist of customer relationships of $180.0 million, and developed technology of $46.2 million that will be amortized over their estimated useful lives of ten and five years, respectively. Indefinite lived intangible assets consist of trade names and trademarks of $31.4 million, which are not subject to amortization.

The estimates of the fair value of the assets or rights acquired and liabilities assumed at the date of the change of control are subject to adjustment during the measurement period (up to one year from the particular date of the change of control). The primary areas of the accounting for the change of control that are not yet finalized relate to the fair value of certain tangible and intangible assets acquired, residual goodwill and any related tax impact. The fair value of these net assets acquired are based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. While the Company believes that such preliminary estimates provide a reasonable basis for estimating the fair value of assets acquired and liabilities assumed, it evaluates any necessary information prior to finalization of the fair value. During the measurement period, the Company will adjust assets or liabilities if new information is obtained about facts and circumstances that existed as of the date of the change of control that, if known, would have resulted in the revised estimated values of those assets or liabilities as of that date. The effect of measurement period adjustments to the estimated fair value is reflected as if the adjustments had been completed on the date of the change of control. The impact of all changes that do not qualify as measurement period adjustments are included in current period earnings. If the actual results differ from the estimates and judgments used in these fair values, the amounts recorded in the consolidated financial statements could be subject to a possible impairment of the intangible assets or goodwill, or require acceleration of the amortization expense of intangible assets in subsequent periods.

Goodwill recorded in connection with the change of control was attributable to the value of assembled workforce and future synergies expected to be achieved.

Note 3:      Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and include the accounts of Mercury Parent and its consolidated wholly-owned subsidiaries and its affiliates.

Affiliated entities operate in states that have statutory requirements regarding legal ownership of operating entities by a licensed medical practitioner. Accordingly, each affiliate entity has a contractual relationship with the Company whereby the Company provides management and other services for these affiliates. The Company has entered into license, service, and redemption agreements with the affiliates and the members of the affiliates. The Company may terminate the license, service, or employment agreement with or without cause upon written notice to the affiliated entity and/or member subject to certain time requirements generally less than 90 days. Upon termination, the member shall surrender the stock and the status of the physician as a member shall be deemed to have terminated and shall have no further ownership in the Company. The surrender of the stock by the member will be exchanged for a nominal amount as specified in the redemption agreement. As such, and in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") 810-10-05, "Consolidation of Entities Controlled by Contract," the affiliated entities are being presented on a consolidated basis as the Company meets the requirements to consolidate, specifically the controlling financial interest provisions.

All intercompany accounts and transactions, including those between the Company and its subsidiaries and the affiliated entities, are eliminated in consolidation.

Revenue Recognition

The Company contracts with health plans to provide clinical assessments for their members that meet certain pre-determined criteria as defined by the providers. An assessment is a comprehensive physical examination of an individual performed by one of the Company's physicians or nurse practitioners. The clients for whom the Company performs these examinations use the assessment reports to impact care management of the member and properly report the cost of care of those members. Revenue is recognized in the period in which the services are rendered. All costs associated with the acquisition of new customers or contracts are expensed as incurred.

The Company also contracts directly with health plans and offers care management and quality measure software for customer use. This is paid through license fees, which are set out in contracts, and billed monthly. Revenue is recognized in the period in which the services are rendered. All costs associated with the acquisition of new customers or contracts are expensed as incurred.

Concentration of Credit Risk

For the period from October 19, 2016 to December 31, 2016, two health plans made up approximately 42% of net revenues. Accounts receivable from these two health plans at December 31, 2016 were approximately 29% of total accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual events and results could materially differ from those assumptions and estimates. The most significant assumptions and estimates underlying these consolidated financial statements and accompanying notes involve the recognition of revenues and receivables, allowances for contractual discounts and uncollectible accounts, long-lived assets, accounting for income taxes, insurance reserves, fair value estimates, and share-based payments.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. At December 31, 2016, the Company has $5.3 million of interest bearing and non-interest bearing cash balances with one financial institution that exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records accounts receivable amounts at the contractual amount, less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount it estimates to be sufficient to cover the risk that an account will not be collected. The Company regularly evaluates its accounts receivable, especially receivables that are past due, and reassesses its allowance for doubtful accounts based on specific client collection issues. In circumstances where the Company is aware of a specific payer’s inability to meet its financial obligation, the Company records a specific allowance for doubtful accounts to reduce the net recognized receivable to the amount the Company reasonably expects to collect. The Company also provides a general allowance, based upon historical evidence.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation, and are depreciated using the straight-line method over the following estimated useful lives of the related assets.

Useful Life

Computer applications	3 years
Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized. For items that are disposed, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statement of operations.

In accordance with ASC 360-10-35, "Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying amount of its property and equipment whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable. An impairment loss is recorded when the sum of the undiscounted future cash flows is less than the carrying amount of the asset and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Software Development Costs

The Company capitalizes certain development costs incurred in connection with its internal use software in accordance with ASC 350-40, "Internal-Use Software." The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Internal use software is included as a component of property and equipment and amortization begins when the computer software is ready for its intended use. Internal use software is amortized on a straight-line basis over the estimated useful lives of the related software applications, which is generally three to five years.

During the period from October 19, 2016 to December 31, 2016, $1.9 million was capitalized as internally developed software, which is a component of computer software included in property and equipment.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible net assets of acquired businesses after amounts are allocated to other intangible assets.

In accordance with ASC 350-20, "Intangibles - Goodwill and Other," the Company evaluates goodwill for impairment on an annual basis as of the first day of the fourth quarter of each calendar year-end and on an interim   basis should events and circumstances warrant. To test for impairment, the Company first performs a qualitative assessment of relevant circumstances and events to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the Company would perform the two step goodwill impairment test. Step one is carried out by comparing the fair value of a reporting unit containing the goodwill with its carrying amount, including the goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. However, if the carrying amount exceeds the fair value, the Company performs step two of the test, which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The excess carrying amount of the goodwill is considered impaired and an impairment loss is recorded.

Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Other Intangible Assets

Other intangible assets primarily consist of customer relationships, trade name and trademarks, developed technologies, and non-compete agreements acquired in business combination transactions. Intangible assets (excluding indefinite lived assets) are amortized over their estimated useful lives using a straight-line method.

In accordance with ASC 360-10-35, "Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying amount of its intangible long-lived assets whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable. An impairment loss is recorded when the sum of the undiscounted future cash flows is less than the carrying amount of the asset and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Operating Leases

The Company has certain operating leases for its vehicle fleet and its administrative facilities and office equipment in California, Arizona, and Florida. Leases that do not transfer substantially all benefits and risks of ownership to the Company or meet any of the other criteria for capitalization are classified as operating leases. These lease payments are recognized as an expense on a straight-line basis over the lease term.

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the straight-line method over the terms of the related debt. For the period from October 19, 2016 to December 31, 2016, the Company recognized interest expense of $0.3 million from the amortization of debt issuance costs. Unamortized debt issuance costs are $7.3 million at December 31, 2016 and are a reduction of current and long-term debt.

Defined-Contribution Plans

The Company maintains defined-contribution plans (the "Plans"), for the benefit of eligible employees under the provision of Section 401(k) of the U.S. Internal Revenue Code. The Company provides matching contributions that vest over three years. Unvested matching contributions are forfeitable upon employee termination. Employee contributions are fully vested and non-forfeitable. The assets of the Plans are held separately from those of the Company and are independently managed and administered. The Company’s contributions to these plans were $0.3 million for the period from October 19, 2016 to December 31, 2016.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

While Mercury Parent is a pass-through entity, affiliates and subsidiaries in these consolidated financial statements are taxable entities, giving rise to the tax provisions contained in these consolidated financial statements.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file for uncertain tax positions. The Company recognizes a liability for each uncertain tax position at the amount estimated to be required to settle the issue. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Equity-Based Compensation

The Company accounts for equity-based compensation in accordance with ASC 718, "Compensation-Stock Compensation." In accordance with ASC 718, equity-based compensation cost is measured at the grant date based on the fair value of the award.

The Company uses an option pricing model to determine the fair value of stock-based awards. The assumptions for expected terms were determined using the simplified method outlined in Staff Accounting Bulletin No. 110, as the Company does not have sufficient historical evidence for determining expected terms. The risk-free interest rate is based on the U.S. Treasury rates at the grant date with maturity dates approximately equal to the expected term at the grant date. The historical volatility of a representative group of peer companies' stock is used as the basis for the volatility assumption.

Management Fees

In connection with the change of control transaction described in Note 2, the Company entered into a management services agreement with an affiliate of its majority member. Under the terms of the agreement, the Company prepaid a management fee of $2.8 million, which was recorded as a prepaid expense and is being amortized over a term of 3.5 months. For the period from October 19, 2016 to December 31, 2016, the Company amortized $1.9 million of prepaid expense. Upon a change of control, the unamortized portion of the management fee would be fully expensed on or before the date that the change of control occurs. As part of the agreement, the Company is also obligated to pay to both of its members an ongoing management fee equal to four percent of consolidated EBITDA, as such term is defined in the agreement. As of December 31, 2016, the Company had accrued related party management fees of $0.4 million.

Segment Information

ASC 280, "Segment Reporting," establishes standards for reporting information about reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group (“DM"), in deciding how to allocate resources and in assessing performance. The Company operates only one material reportable segment. The Company derives substantially all its revenues from activities in the United States and holds substantially all its long-lived assets in the United States.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers: Topic 606" ("ASU 2014-09"). The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in ASC 605, "Revenue Recognition," and most industry-specific guidance, and creates ASC 606, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

For public entities, this ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Three basic transition methods are available: full retrospective, retrospective with certain practical expedients, and a cumulative effect approach. A nonpublic entity may elect to apply the guidance in this ASU early with certain restrictions. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements and has not yet determined the method by which we will adopt the standard in 2018.

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify the following two aspects of Topic 606: 1) identifying performance obligations and 2) the licensing implementation guidance. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09. The Company is currently evaluating the impact of this amendment on its financial statements.

In May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”, to clarify certain core recognition principles including collectibility, sales tax presentation, noncash consideration, contract modifications and completed contracts at transition, and disclosures no longer required if the full retrospective transition method is adopted. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09. The Company is currently evaluating the impact of this amendment on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern: Disclosures about an Entity’s Ability to Continue as a Going Concern.” The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The new guidance is effective for annual periods ending after December 15, 2016, and interim periods thereafter. The adoption of this standard did not impact the Company’s consolidated financial position, results of operations, or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities,” which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and early adoption is not permitted. The Company is currently evaluating the effect of adoption of this standard, if any, on its consolidated financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The changes require that substantially all operating leases be recognized as assets and liabilities on the Company’s balance sheet, which is a significant departure from the current standard, which classifies operating leases as off balance sheet transactions and accounts for only the current year operating lease expense in the statement of operations. The right to use the leased property is to be capitalized as an asset and the expected lease payments over the life of the lease will be accounted for as a liability. The effective date is for fiscal years beginning after December 31, 2018. While the Company has not quantified the impact this proposed standard would have on its consolidated financial statements, if current operating leases are instead recognized on the balance sheet, it will result in a significant increase in the assets and liabilities reflected on the balance sheet and in the interest expense and depreciation and amortization expense reflected in the Company’s statement of operations, while reducing the amount of rent expense. This could potentially decrease the Company’s reported net income.

 In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which amends ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, statutory tax withholding requirements, classification of awards as either equity or liabilities, and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. ASU 2016-09 is effective for interim and annual reporting periods beginning January 1, 2017. Early adoption is permitted. The Company is currently evaluating the method of adoption and impact the update will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This update addresses how certain cash inflows and outflows are classified in the statement of cash flows to eliminate existing diversity in practice. This update is effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

Note 4: Property and Equipment

Property and equipment consists of the following (in millions):

December 31,
2016

Computer equipment	$2.9
Computer software	5.2
Office equipment	0.1
Furniture and fixtures	0.8
Leasehold improvements	0.6
Work in process	2.4
12.0
Accumulated depreciation	(0.8)
Property and equipment, net	$11.2

Depreciation expense on property and equipment was $0.8 million for the period from October 19, 2016 to December 31, 2016.

Note 5: Goodwill and Other Intangible Assets

Goodwill of $351.4 million is attributable to the change in control transaction that occurred on October 19, 2016. See Note 2. There were no goodwill impairment charges recognized during the period from October 19, 2016 to December 31, 2016.

Other intangible assets consist of the following (in millions):

	As of December 31, 2016
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Value
Amortized intangible assets:
Customer relationships	$180.0	$(3.6)	$176.4
Developed technologies	46.2	(1.9)	44.3

Indefinite lived assets:
Trade names & trademarks	31.4	-	31.4
	$257.6	$(5.5)	$252.1

At December 31, 2016, the remaining net book value of customer relationships and developed technologies are expected to be amortized over a weighted average period of ten years and five years, respectively. Trade names and trademarks are indefinite lived intangible assets and are not subject to amortization.

Other intangible assets are amortized using a straight-line method over the following useful lives:

Useful Life

Customer relationships	10 years
Developed technologies	5 years

For the period from October 19, 2016 to December 31, 2016, the Company recognized amortization expense related to other intangible assets of $5.5 million, respectively.

Estimated future amortization expense of the other intangible assets with finite lives is as follows for each of the fiscal years ending December 31 (in millions):

2017	$27.2
2018	27.2
2019	27.2
2020	27.2
2021	25.4
Thereafter	86.5
Total	$220.7

Note 6: Accrued Liabilities

Accrued liabilities consist of the following (in millions):

December 31,
2016

Salaries, payroll taxes, and benefits	$4.9
Accrued bonuses	8.4
Other accruals	5.6
Total accrued liabilities	$18.9

Note 7: Long-Term Debt

Long-term debt consists of the following (in millions):

December 31,
2016

Term loan	$198.0
Unamortized debt issuance costs	(7.3)
Total term loan	190.7
Less: current portion of long-term debt	3.4
Long-term debt	$187.3

For the period from October 19, 2016 to December 31, 2016, the Company entered into a credit facility agreement with a national bank that provides for an initial term loan facility in the amount of $198.0 million and a revolving credit line amount of $10.0 million. The term loan bears interest at a rate of LIBOR plus 5.5% (6.6% at December 31, 2016). Principal and interest payments are due and payable quarterly through the maturity date of October 19, 2021. The Company incurred debt issuance costs of $7.6 million (consisting of $2.3 million paid at the date of funding, an original issue discount of $5.0 million and an additional $0.3 million of costs paid subsequent to the date of funding), which have been recorded as a direct reduction to the carrying value of the loan and will be amortized over the life of the loan. Amortization of debt issuance costs for the period from October 19, 2016 to December 31, 2016 was $0.3 million. As of December 31, 2016, unamortized debt issuance costs were $7.3 million. The revolving credit line has a variable interest rate that adjusts to the Company’s secured net leverage ratio. The interest rate of the revolving credit line is LIBOR plus a margin of between 4.5% and 4.75%. The unused portion of the revolving credit line is subject to a commitment fee rate up to 0.5%. Commitment fees incurred on the revolving credit line were $7 thousand for the period from October 19, 2016 to December 31, 2016.

Annual maturities of long-term debt are as follows for the years ending December 31 (in millions):

2017	$5.0
2018	9.9
2019	9.9
2020	9.9
2021	163.3
Thereafter	–
Total payments	$198.0

Note 8: Income Taxes

The components of the Company's income tax provision are as follows (in millions):

Period from October 19, 2016 to December 31, 2016
Current:
Federal	$-
State, net of state tax credits	-
Total current	-

Deferred:
Federal	(2.5)
State	(0.3)
Total deferred	(2.8)

Total income tax expense (benefit)	$(2.8)

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory income tax rate of 35% to the net loss before provision for income taxes for the period from October 19, 2016 to December 31, 2016 is as follows (in millions):

Period from October 19, 2016 to December 31, 2016

Federal income tax at statutory rate	$(2.4)
State income tax benefit, net of federal income tax effect	(0.3)
Change in valuation allowance	0.1
Other, net	(0.2)
Total income tax benefit	$(2.8)

The primary difference between the federal statutory income tax rate and the Company’s effective tax rate for 2016 is due to meals and entertainment, business gifts, state income taxes, and change in valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (in millions):

December 31,
2016
Deferred tax assets:
Accrued incentive compensation	$2.5
Accrued PTO	0.7
Allowance for doubtful accounts	0.4
Deferred rent	0.2
Cash bonus plan payable	0.6
Loss carryforwards	2.9
Credit carryforwards	1.7
Other accrued expenses	0.5
Total deferred tax assets	$9.5

Deferred tax liabilities:
Fixed assets	$(2.4)
Intangible assets	(98.8)
Internally developed software	(0.8)
Total deferred tax liabilities	$(102.0)

Valuation allowance	(1.1)

Net deferred tax liabilities	$(93.6)

The valuation allowance of $1.1 million at December 31, 2016, relates to separate legal entities that operate at break-even for tax purposes. The Company believes that it is not more likely than not that these entities will be able to realize the tax benefit related to their net operating losses. A portion of the federal and state net operating loss deferred tax asset at December 31, 2016 has been offset by a valuation allowance to reflect this expectation.

The Company has federal net operating loss carryforwards of $6.5 million at December 31, 2016. Federal net operating loss carryforwards will begin to expire in 2026 and state loss carryforwards will begin to expire in 2019.

At December 31, 2016, federal and California state research and development tax credits of $44 thousand and $1.6 million, respectively, are available to offset future income taxes, if any, for those jurisdictions. These federal tax credits will expire in 2036 and the state tax credits will begin to expire in 2028.

Under IRC Section 382 ("Section 382"), the annual utilization of the Company's federal net operating loss carryforwards may be limited. The Company has determined that the annual limitation did not impact net operating loss utilization in 2016. However, due to significant complexities associated with Section 382 regulations, the Company is currently analyzing the impact on the net operating loss carryforwards.

In February 2017, CCHN received notice of an IRS examination of the Federal tax return for the period ending October 23, 2014. CCHN has not started the examinations and it is too early to determine the final outcome. With the exception of the IRS examination, management is not aware of any other impending audits.

As a result of the Company's NOL carry-forwards, all tax years from 2006 through 2016 remain subject to federal and state tax examination.

The company expects no material amount of the unrecognized tax benefits to be recognized during the next 12 months. A reconciliation of the liability for unrecognized income tax benefits is as follows:

December 31,
2016

Unrecognized tax benefits, beginning of year	$0.3
Increase related to prior year tax positions	0.4
increase related to current year tax positions	0.1
Unrecognized tax benefits, end of year	$0.8

Note 9: Members' Equity

Capital Structure

As part of the change of control transaction described in Note 2, CCHN became a wholly owned subsidiary of Mercury Parent, a limited liability company. At December 31, 2016, Mercury Parent had an authorized capital structure consisting of the following units:

●	Common units – 351.6 million units authorized, voting rights, liquidation preference of $1 per unit
●	Series A units – 39.1 million units authorized, no voting rights, participation in distributions in excess of $1 per common unit
●	Series B units – 18.2 million units authorized, no voting rights, participation in distributions in excess of $2 per common unit
●	Series C units – 14.8 million units authorized, no voting rights, participation in distributions in excess of $3 per common unit
●	Series D units – 15.9 million units authorized, no voting rights, participation in distributions in excess of $4 per common unit

Equity-Based Compensation

The Company accounts for share-based awards granted to employees in accordance with FASB ASC Topic—718, Stock Compensation. On October 19, 2016, the Company’s Board of Directors adopted a Value Unit Plan (the “Plan”) for certain executives within the Company. The Plan provides for awarding of up to 39.1 million Series A units, 18.2 million Series B units, 14.8 million Series C units, and 15.9 million Series D units, with each series of units being nonvoting and vesting at a rate of 25 percent after the first year anniversary of the date of grant and 1/36 of the remaining to be vested in each successive month following the first year anniversary. Each of the units shall participate in distributions provided that minimum value thresholds are met as defined in the plan.

The fair value of each plan unit was established at the date of award based on an option pricing model using the following assumptions:

●	Risk-free interest rate – 1.47 percent
●	Expected term – 3.0 years
●	Volatility – 57.5 percent

The risk-free interest rate was based on the U.S. Federal Reserve rate in effect as of the date of grant, which corresponds to the expected term of the award. The expected term was based on management’s estimated time to liquidation. The volatility was based on historical data for a group of peer companies for the expected term of the award.

The following is the activity for the awards for the period from October 19, 2016 to December 31, 2016:

	Series A Units	Fair Value per Unit	Series B Units	Fair Value per Unit	Series C Units	Fair Value per Unit	Series D Units	Fair Value per Unit

Awards outstanding at October 19, 2016	-	$-	-	$-	-	$-	-	$-
Awards granted	28,845,525	0.27	13,416,522	0.13	10,911,028	0.07	11,729,354	0.04
Awards outstanding at December 31, 2016	28,845,525	$0.27	13,416,522	$0.13	10,911,028	$0.07	11,729,354	$0.04

The Company issues the respective equity units upon reaching the vesting date. At December 31, 2016, no awards have vested, and therefore, no such units have been issued. The grant date fair value of all unit awards granted under the plan during the period from October 19, 2016 to December 31, 2016 was $9.5 million (net of estimated forfeitures of 11 percent). During the period from October 19, 2016 to December 31, 2016, the Company recognized $0.4 million of compensation expense for these awards. All compensation expense is included in general and administrative costs in the consolidated statement of operations. Unrecognized compensation expense related to the Plan as of December 31, 2016, was $9.1 million (net of estimated forfeitures), which is expected to be recognized over a weighted average period of 3.8 years. All awards are classified as equity.

Note 10: Commitments and Contingencies

Operating Leases

The Company leases office space in Arizona, California, and Florida under operating leases that expire through 2019. These leases contain rent escalation clauses that have been factored into determining rent expense on a straight-line basis over the respective lease term. Rent expense under these leases totaled $0.5 million for the period from October 19, 2016 to December 31, 2016.

In September 2012, the Company entered into a master lease agreement with a vehicle fleet service company. This agreement has a base term of one year and will continue indefinitely thereafter until canceled or terminated by either party. The minimum lease term for each vehicle is 367 days, beginning on the Company's acceptance of the vehicle. Thereafter, the lease term may be renewed monthly for the lesser of the maximum lease term (up to 96 months) or the amortization term set in the respective vehicle order. Lease expense for the fleet lease for the period from October 19, 2016 to December 31, 2016 totaled $0.9 million.

At December 31, 2016, the approximate future minimum rental payments under the non-cancelable operating leases, are as follows (in millions):

2017	$2.9
2018	2.9
2019	2.9
2020	2.8
2021	2.9
Thereafter	2.2
Total	$16.6

Severance Agreements

The Company has entered into employment and termination agreements with key personnel that obligate the Company for salary continuation upon termination without cause. During the period from October 19, 2016 to December 31, 2016, the Company incurred $0.1 million of severance costs. At December 31, 2016, the Company had $41 thousand in accrued severance costs.

Bonus Incentive Plan – period from October 19, 2016 to December 31, 2016

In connection with the change of control transaction described in Note 2, the Company implemented a new bonus plan, which superseded the predecessor plan. Under the new plan, an aggregate of $8.8 million is payable to certain employees, with 50 percent payable on the 60-day anniversary of the change of control transaction and the other 50 percent payable on the six-month anniversary of the transaction.  Such amounts are subject to continued employment.   A portion of the amounts payable reflects a $2.2 million obligation that existed under the former bonus incentive plan as of the date of the change of control transaction.  Upon the adoption of the new plan, the rights to the former bonus plan were surrendered. As such, the Company has reversed the existing $2.2 million accrual in the 2016 Successor Period and is recognizing $8.8 million as service expense over the period to which services are to be rendered.  During the period from October 19, 2016 to December 31, 2016, $4.4 million was paid under the plan.  As of December 31, 2016, the Company had $1.8 million accrued related to this plan.

Management Incentive Plan

The Company has a bonus incentive plan available for certain managers and executives of the Company. The bonus incentive plan is based on the financial results of the Company, which include certain benchmark thresholds that are determined annually to establish a baseline pool of the amounts to be distributed to the eligible participants. If the Company does not meet the requirements as defined annually by the Board, no baseline pool would be established for distribution. Further, the distribution of the bonus amounts is based at least in part on the individual performance of the eligible participants. Upon the change of control transaction described in Note 2, amounts totaling $3.7 million were due and payable under the plan. During the period from October 19, 2016 to December 31, 2016, the Company incurred $0.8 million, of management incentive costs. At December 31, 2016, the Company had $4.4 million in accrued management incentive costs.

Cash Bonus Plan

In connection with Providence’s acquisition of CCHN on October 23, 2014, a seller funded $5 million bonus pool was established for the benefit of certain Company employees. Plan amounts are held in escrow with escrow releases each time amounts are paid under the plan. Original awards under the plan are to be paid 25%, 25%, and 50% on the first, second, and third anniversaries of the acquisition. Amounts under the plan are reallocated upon forfeiture with reallocation awards scheduled to be paid on December 31, 2017. During the period from October 19, 2016 to December 31, 2016, the Company incurred $0.5 million. At December 31, 2016, the Company has a $3.6 million escrow deposit and a $2.0 million payable related to the Cash Bonus Plan.

Laws and Regulations

The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, Medicare and Medicaid fraud and abuse, false claims, and disguised payments in exchange for the referral of patients. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare service providers. Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Compliance with such laws and regulations can be subject to future government review and interpretations.

The Health Insurance Portability and Accountability Act ("HIPAA") was enacted on August 21, 1996, to ensure health insurance portability, reduce healthcare fraud and abuse, guarantee security and privacy of health information, and enforce standards for health information. Effective August 2009, the Health Information Technology for Economic and Clinical Health Act ("HITECH Act") was introduced imposing notification requirements in the event of certain security breaches relating to protected health information. Organizations are required to be in compliance with HIPAA provisions and are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations.

Legal

The Company is party to various legal actions arising in the ordinary course of business. The Company believes that potential liability, if any, under these claims will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows.

As of December 31, 2016, the Company is defending several malpractice claims, which arose from a discontinued legacy business. The Company believes it is reasonably possible that a loss has occurred; however, the Company is not able to reliably estimate the amount of loss. The Company does not believe the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on its financial results.

Insurance

In the period from October 19, 2016 to December 31, 2016, the Company established and maintained a fully funded, no deductible workers’ compensation plan (in all states except Ohio and Washington). The Company also maintains a self-insured medical plan. Other healthcare benefits such as vision and dental remained fully insured.

Determining reserves for losses in these self-insured programs involves significant judgments based upon the Company's experience and expectations of future events, including projected settlements for pending claims, known incidents, which may result in claims, estimate of incurred but not yet reported claims, estimated litigation costs and other factors. Since these reserves are based on estimates, actual expenses may differ from the amount reserved. The Company has $0.2 million of estimated workers' compensation plan losses, and $0.4 million of estimated medical plan losses, included in accrued liabilities at December 31, 2016.

Note 11: Subsequent Events

The Company has evaluated all subsequent events that occurred after the consolidated balance sheet date through March 10, 2017 which represents the date the consolidated financial statements were available to be issued. The Company is not aware of any significant events that have not been disclosed herein that will have an impact on these consolidated financial statements.

Note 12: Allowance for Accounts Receivable

A summary of additions and deductions related to the allowance for accounts receivable are as follows (in thousands):

Period from October 19, 2016 to December 31, 2016
Balance at October 18, 2016	$–
Provisions charged to expense	218
Direct write-offs	(68)
Balance at December 31, 2016	$150